# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citi Trends Inc, CIK 0001318484
CUSIP: 17306X102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 17 PARK OF COMMERCE BLVD, SUITE 200, SAVANNAH, Georgia (GA), 31405
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0000929638-23-002611
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,073,486; shared voting power 0; sole dispositive power 1,073,486; shared dispositive power 0; aggregate amount beneficially owned 1,073,486 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Citi Trends Inc
Address of issuer's principal executive offices: 17 PARK OF COMMERCE BLVD, SUITE 200, SAVANNAH, Georgia (GA), 31405

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,073,486 Shares beneficially owned by the Reporting Person is approximately $25,101,891, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The sales of Shares reported herein were undertaken as part of a portfolio rebalancing. The Reporting Person continues to express confidence in the Issuer's leadership and strategic direction, and its long-term value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 8,339,447 Shares outstanding as of August 28, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2026.

As of the date hereof, the Reporting Person beneficially owned 1,073,486 Shares, constituting approximately 12.9% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,073,486 Shares held by the Funds.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Person during the past sixty days are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in the Securities

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Compliance Officer (11/09/2026)